24 April 2019

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sergio Chinos, Esq. and Jay Ingram, Esq.

Re:	LandStar, Inc.
Draft Registration Statement on Form 10-12G
Filed 11 January 2019
File No. 000-30542

Gentlemen:

On behalf of our client, LandStar, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated 2 February 2019 (the “Comment Letter”), relating to the above-referenced Draft Registration Statement on Form 10-12G (the “Form 10”). We are concurrently filing via EDGAR this letter and a revised Form 10 (the “Revised Filing”).

Set forth below in bold are the comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter, and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to the respective comment, including, where applicable, a cross-reference to the location of changes made in the Revised Filing in response to that particular comment. All page references in the responses set forth below refer to page numbers in the Revised Filing. Defined terms used herein though not otherwise defined herein have the same meanings ascribed to such terms in the Revised Filing.

SPECTRUM LAW GROUP, APC■23 Corporate Plaza ■Suite 150■ Newport Beach, California 92660

TEL: 949-851-4300 ■ E-Fax: 949-266-9088 ■ website: www.spectrumlaw.com

Securities and Exchange Commission

24 April 2019

General

1.	Please note that the registration statement on Form 10 becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if there are comments open on the registration statement on Form 10. If you do not wish to become subject to these reporting requirements, the company may wish to consider withdrawing the registration statement on Form 10 before it becomes effective automatically.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has chosen to be subject to the reporting requirements of the Exchange Act and will proceed accordingly.

2.	Please check the appropriate box on the cover page of the registration statement to reflect your status as an emerging growth company.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the front cover page of the Revised Filing by checking the appropriate box to reflect the Company’s status as an emerging growth company.

Item 1. Business; Intellectual Property, page 6

3.	Please disclose the duration of material trademarks and other intellectual property pursuant to Item 101(h)(4)(vii) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the language on page 6 of the Revised Filing to include a discussion of the duration of material trademarks and other intellectual property.

Item 5. Directors and Executive Officers, page 31

4.	Please revise Mr. Remillard's biography to clearly describe his business experience for the past five years. Please refer to Item 401(e) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the language on page 31 of the Revised Filing to clearly describe Mr. Remillard’s business experience for the past five years.

Item 6. Executive Compensation, page 32

5.	Please expand your disclosure to provide the required information for 2018 pursuant to Item 402(m) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the language on page 32 of the Revised Filing to include the required information for 2018.

Item 7. Certain Relationships and Related Transactions, and Director Independence; Certain Relationships and Related Transactions, page 33

6.	Please provide the related party transactions disclosure for the time periods required pursuant to Item 404(d) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the language on page 33 of the Revised Filing to include the required information for 2018.

Securities and Exchange Commission

24 April 2019

Item 8. Legal Proceedings, page 33

7.	Please expand your disclosure to include all of the information required by Item 103 of Regulation S-K when describing material legal proceedings. For example, with respect to the recently received demands for conversion, you should identify the parties involved in the matter. In addition, we note your Current Report on Form 8-K, filed February 26, 2019, please expand your discussion relating to the legal proceeding with Hubai Chuguan Industry Co., Ltd.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the language on page 33 of the Revised Filing to include an expanded description of the Legal Proceedings, in compliance with Item 103 of Regulation S-K.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 34

8.	Please revise to provide the range of high and low bid information for your common stock for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included, or are required to be included. Please refer to Item 201(a)(1)(iii) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the language on page 34 of the Revised Filing to include the range of high and low bid information for the Company’s common stock for each full quarter in 2018.

Item 15. Financial Statements and Exhibits, page 40

9.	With reference to your October 22, 2018 acquisition of substantially all of the assets of Modevity, LLC, please provide the financial statements required by Rule 8-04 of Regulation S-X. In this regard, please also provide the related pro forma financial information required by Rule 8-05 of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that there was no business acquisition or business combination under the applicable rules and regulations of the Commission. Based upon further discussions with Modevity, it has become apparent that the Company mistakenly stated that it had acquired substantially all of the assets of Modevity. Modevity remains in business as an operating/revenue producing company, and the Company did not acquire substantially all of the Assets of Modevity. All necessary changes have made to the Revised Filing to correct this mistake, and to specifically state that the Company acquired assets related to the Araloc product, which did not represent substantially all of the assets of Modevity.

In reviewing Rule 8-04 of Regulation S-X, financial statements are required only in the event of a business combination. A business transaction is any transaction of the type specified in paragraph (a) of Rule 145 under the Act (17 CFR 230.145), and any transaction involving the acquisition by one issuer, in exchange for all or a part of its own or its parent's stock, of stock of another issuer if, immediately after the acquisition, the acquiring issuer has control of the other issuer (whether or not it had control before the acquisition).

Securities and Exchange Commission

24 April 2019

Paragraph (a) of Rule 145 under the Act, and specifically subsection (3), addresses whether a transfer of assets is a business combination. The subsection states:

(3) Transfers of assets. A transfer of assets of such corporation or other person, to another person in consideration of the issuance of securities of such other person or any of its affiliates, if:

(i)	Such plan or agreement provides for dissolution of the corporation or other person whose security holders are voting or consenting; or

(ii)	Such plan or agreement provides for a pro rata or similar distribution of such securities to the security holders voting or consenting; or

(iii)	The board of directors or similar representatives of such corporation or other person, adopts resolutions relative to paragraph (a)(3) (i) or (ii) of this section within 1 year after the taking of such vote or consent; or

(iv)	The transfer of assets is a part of a preexisting plan for distribution of such securities, notwithstanding paragraph (a)(3) (i), (ii), or (iii) of this section.

As noted in the Commission Division of Corporate Finance Financial Reporting Manual, “The determination of what constitutes a business for reporting purposes is made by reference to the definition of ‘business’ in S-X 11-01(d)”. Under 2010.2, a “business” for purposes of S-X 3-05 is identified by evaluating whether there is sufficient continuity of operations so that disclosure of prior financial information is material to an understanding of future operations. There is a presumption in S-X 11-01(d) that a separate entity, subsidiary, or division is a business. A lesser component, such as a product line, also may be considered a business. In evaluating whether a lesser component is a business, S-X 11-01(d) requires registrants to consider the following:

●	Will the nature of the revenue producing activity generally remain the same?

●	Will the facilities, employee base, distribution system, sales force, customer base, operation rights, production techniques, or trade names remain after the acquisition?

Securities and Exchange Commission

24 April 2019

With these items in mind, the Company has undertaken an evaluation of the assets which were acquired from Modevity. The Company has determined that the Modevity transaction constitutes the acquisition of assets rather than the acquisition of a business. This conclusion is based upon the following:

a.	The nature of the revenue producing activity did not generally remain the same post-acquisition. Modevity provided professional services as an integral part of the revenue producing process. Post-acquisition, Modevity will continue to provide said services, while the Company will not, thereby reflecting a significant difference in the nature of the revenue producing activity.

b.	The Company will endeavor to sell other products to its customers in addition Araloc. This reflects another significant difference in the revenue producing activity as the Company will work to expand the nature of the revenue from the assets by combining it with other assets held the Company.

c.	It will take substantial effort on the part of the Company to sell the Araloc product.

d.	The Company has not acquired, and will not be utilizing in any manner, the facilities, employee base, sales force, operation rights, or production techniques of Modevity. All of those items have been expressly retained by Modevity and were not part of the asset acquired, and the Company expressly did not acquire any of liabilities associated with those items.

e.	None of the factors listed in Section (a)(3) of Rule 145 under the Act are present. Further, the Company has no control over Modevity as a result of the transaction, and the Company had no control over Modevity prior to the transaction.

The Company has considered all of the items noted by the SEC above and believes that the there is no need to present (i) audited historical financial statements for Modevity; or, (ii) pro forma financial statements for Modevity. The Company has no ability to create them, and the assets which were acquired do not meet the definition of a business from either an accounting or reporting point of view. There is also no ability to present financial information which would be germane to an understanding of future operations.

From a financial accounting perspective, the appropriate accounting method for the Modevity transaction is also an asset purchase, rather than a business combination. Prior accounting treatment would require identification and valuation of assets under ASC 350 – Intangibles, rather than acquisition of a business under ASC 805. As further foundation and support for our position for the financial accounting treatment, enclosed is a more detailed discussion of this issue. The Company respectfully requests that you carefully review and consider that discussion in reaching the conclusion that the Modevity transaction was not a business combination, and financials for Modevity need not be included as part of the Revised Filing.

The Company further respectfully requests that the SEC review the revisions in the Revised Filing to more accurately describe the nature and true treatment and consequences of the Modevity transactions. Those changes appear in the Revised Filing at each place the Modevity transaction is discussed.

10.	Please refile your exhibits in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 49) (December 2018) and Item 301 of Regulation S-T.

In response to the Staff’s comment, the Company has revised the Exhibits filed with the Revised Filing to confirm with the proper text-searchable format.

We hope that the foregoing has been responsive to the Staff’s comments. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (949) 851-4300, ext. 212. Further, the Company’s independent registered public accounting firm has also agreed to make itself available for a conference call to specifically address our response to Question 9 (the Modevity, LLC transaction).

Very truly yours,

SPECTRUM LAW GROUP, APC

/s/ Keith A. Rosenbaum
Keith A. Rosenbaum
keith@spectrumlawgroup.com

KAR:sm

ATTACHMENT TO LETTER TO SEC IN RESPONSE TO COMMENT LETTER

Additional Information in Support of Response to Comment #9

Draft Registration Statement on Form 10-12G

Filed 11 January 2019

File No. 000-30542

Background:

In October 2018, LandStar, Inc. (the “Company”) entered into an Asset Purchase Agreement (the “APA”) with Modevity, LLC (“Modevity”) to purchase:

●	Intellectual Property, primarily consisting of software (source code, data, databases and related documentation) and trademarks;
●	Intangible Personal Property, consisting of domain names, websites, and contact information;
●	Apps, primarily consisting of source code and software; and
●	Books and Records, primarily consisting of customer lists, histories, and price lists.

These assets are collectively referred to as “ARALOC”.

The total agreed-upon purchase price for ARALOC was $1.85 million. No other assets were acquired from Modevity and zero liabilities were assumed. Further, no employees, processes, or other aspects of the Modevity business were acquired, and all remain with the continuing Modevity business.

A review of the financial statements for Modevity indicate that the ARALOC assets were responsible for approximately 60% of Modevity’s revenue and carried no value on the balance sheet for Modevity. Further, Modevity did not maintain a segment or product report to track expenses associated with the ARALOC assets as those were intertwined with other remaining aspects of its business. Modevity has never had a financial statement audit completed, and Modevity believes that its accounting records would not support such an audit.

Technical Accounting Consideration:

In January 2017, the FASB published Accounting Standards Update (ASU) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, to clarify whether the purchase of an asset (or group of assets) qualifies as the sale or disposal of a business. The update provides a “screen” to help accounting professionals make a clear determination about when a set of assets isn’t a business: The set is not a business when substantially all the fair value of the gross assets acquired (or disposed of) is concentrated (“substantially all”) in a single asset or a group of similar identifiable assets.

ASU 2017-01 also establishes new requirements for a set of assets to be considered a business. A set of assets must, at minimum, include:

●	An input (such as people, intellectual property and raw materials); and
●	A substantive process.

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Together, the acquired inputs and process should significantly contribute to create outputs. The buyer’s ability to replace missing inputs or processes with its own is no longer enough to meet the updated definition of a business. Although outputs aren’t required for an asset set to be a business, outputs generally are a key element of a business. Outputs typically are considered goods or services for customers that provide (or have the ability to provide) a return to investors in the form of dividends, lower costs or other economic benefits.

The guidance does not require a quantitative evaluation of whether the “substantially all” threshold is met. For example, the assessment could be qualitative if an entity concludes that all of the fair value will be assigned to one element of the set. In contrast, if an entity concludes that there is clearly significant value in assets that are not similar, the entity may be able to qualitatively determine that the threshold is not met.

Some single identifiable assets in a business combination may include more than one asset. For example, ASC 805-20-55-18 provides that a group of complementary assets such as a trademark and its related trade name, formulas, recipes and technological expertise may be recognized as a single brand intangible asset if those assets have similar useful lives. It is important to remember that the threshold is used only to determine whether further evaluation of the definition of a business is necessary and does not affect recognition and measurement of the assets and liabilities in the set. Therefore, although entities must identify single identifiable assets by applying the guidance in ASC 805, they won’t apply the recognition and measurement principles in that guidance if the set is determined not to be a business.

Accounting Treatment Conclusion:

The Company believes the first three assets in the APA (intellectual property; intangible personal property; and, the apps) constitute one identifiable asset (Product Platform IP), and is substantially all of the basis, both quantitatively and qualitatively, for the transaction. Each has a similar useful life and is generally considered to be within the same asset class. Also, given no processes were acquired, the Company is comfortable under ASU 2017-01 the appropriate accounting method is an asset purchase and, therefore, would require identification and valuation of assets under ASC 350 – Intangibles, rather than ASC 805.

The Company reviewed the nature of this transaction both from a reasonableness of carrying-value and test of impairment. The Company has first applied the full purchase value of $1.85 million dollars to the one identifiable asset, Product Platform IP. To test the reasonableness of this carrying value, we reviewed the following:

Cost Approach:

●	Cost to develop and bring to market the software (components - direct/indirect)
	○	Management feels it would cost as much, if not more to develop a new stand-alone solution

●	Recently developed software
	○	Management’s assessment of other recently developed software and market comparisons indicates similar software development generally costs more than the acquisition price

Market:

●	Comparable products/value
●	Income multiplier considerations for similar acquisitions
○ Market value of similar products are typically selling for 10X revenue as indicated with recent market acquisitions, input from investment bankers on valuation of the Company, and recent Company acquisitions of similar software

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To test the valuation and carrying amount, the Company looked at a pro forma of sales per customer immediately after the asset purchase:

●	Amount of sales per the client list obtained for 2018 = $360,000
●	The consolidation of Landstar indicates $28,000 in income + $28,000 in deferred revenue, when combined totals $56,000 and annualized that is approximately $336,000, with higher billings to come in Q1 and Q2 2019.
●	If approx $400,000 in annual revenues currently, assuming a 5-year useful life of the software / asset, before the requirement of significant changes and updating, that is $2 million at $400K in revenue vs the current asset value of $1.9 million.

Other Considerations:

●	Will the company be retaining existing clients?
●	how much client growth anticipated?

The Company anticipates there will be some attrition of the current customer base, but it believes this will be more than offset with new customer opportunities. While these are very esoteric considerations, the Company does not believe there is an impairment issue as the asset is generating revenues, revenues should cover the cost of the acquisition (based on today’s information), the asset will be amortized over its useful life, and the transaction was at “arm’s length” with a 3rd party.

Page 3 of 4	24 April 2019

APPENDIX

INDICATORS OF IMPAIRMENT

360-10-35-21 A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances:

a.	A significant decrease in the market price of a long-lived asset (asset group)

b.	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

c.	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

d.	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

e.	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

f.	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.

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